UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Oaktree Capital Group, LLC

(Name of the Issuer)

Oaktree Capital Group, LLC

Oaktree Capital Group Holdings, L.P.

Oaktree Capital Group Holdings GP, LLC

Howard S. Marks

Bruce A. Karsh

Brookfield Asset Management Inc.

Atlas Holdings, LLC

Atlas OCM Holdings, LLC

Brookfield Holdings Canada Inc.

Brookfield US Holdings, Inc.

Brookfield US Inc.

Brookfield Residential Properties Inc.

(Name of Person(s) Filing Statement)

Class A Units Representing Limited Liability Company Interests

(Title of Class of Securities)

674001201

(CUSIP Number of Class of Securities)

Justin B. Beber	Todd E. Molz
Managing Partner, Chief Legal Officer	General Counsel and
Brookfield Asset Management Inc.	Chief Administrative Officer
181 Bay Street, Suite 300, P.O. Box 762	Oaktree Capital Group, LLC
Toronto, Ontario	333 South Grand Avenue, 28th Floor
Canada M5J 2T3	Los Angeles, CA 90071
(416) 363-9491	(213) 830-6300

(Name, Address, and Telephone Numbers of Person(s) Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Michael J. Aiello, Esq. Matthew J. Gilroy, Esq. Eoghan P. Keenan, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Elizabeth A. Cooper, Esq. Benjamin P. Schaye, Esq. Thomas A. Wuchenich, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☒	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$4,887,812,974.02	$592,402.93

(*)

Calculated solely for purposes of determining the filing fee. The transaction value was calculated based on the market value of class A common units of Oaktree Capital Group, LLC (“Oaktree class A units”) (the securities to be acquired) in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, as follows: the product of (a) $49.34, the average of the high and low prices per unit of Oaktree class A units on May 8, 2019, and (b) the sum of (x) 69,678,862 class A units, no par value (“Oaktree class A units”) of Oaktree Capital Group, LLC (“Oaktree”) outstanding as of May 8, 2019, plus (y) 25,872,041 Oaktree class A units, which is the number of units of equity interest, no par value (“SellerCo Units”) of Oslo Holdings LLC (“SellerCo”) estimated to be outstanding as of immediately prior to the subsequent effective time (as defined in the Registration Statement on Form F-4), plus (z) up to 3,500,000 Oaktree class A units, which is the number of OCGH units that may be exchanged for Oaktree class A units pursuant to the support agreement (as defined in the Registration Statement on Form F-4).

(**)	Determined in accordance with Rule 0-11 under the Exchange Act at a rate equal to $121.20 per $1,000,000 of transaction value.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $298,242.58	Filing Party: Brookfield Asset Management Inc.

Form or Registration No.: Registration Statement on Form F-4 (Registration No. 333-231335)	Date Filed: May 9, 2019

Amount Previously Paid: $294,160.35	Filing Parties: Oaktree Capital Group, LLC, et al.

Form or Registration No.: Schedule 13E-3	Date Filed: May 9, 2019

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following parties (each, a “Filing Party,” and collectively the “Filing Parties”): (a) Oaktree Capital Group LLC, a Delaware limited liability company (“Oaktree”) and the issuer of the Oaktree class A common units (“Oaktree class A units”) that are the subject of the Rule 13e-3 transaction; (b) Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”); (c) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“Oaktree GP”); (d) Howard S. Marks and Bruce A. Karsh; (e) Brookfield Asset Management Inc., a corporation incorporated under the laws of the Province of Ontario (“Brookfield”); (f) Atlas Holdings, LLC, a Delaware limited liability company (“Atlas”); (g) Atlas OCM Holdings, LLC, a Delaware limited liability company; (h) Brookfield Holdings Canada Inc., a corporation incorporated under the laws of the Province of Ontario; (i) Brookfield US Holdings, Inc., a corporation incorporated under the laws of the Province of Ontario; (j) Brookfield US Inc., a Delaware corporation; and (k) Brookfield Residential Properties Inc., a corporation incorporated under the laws of the Province of Ontario and an indirect subsidiary of Brookfield. Prior to the effective time of the mergers, PF Fund Limited Partnership, a limited partnership formed under the laws of the Province of Ontario, sold all of the Oaktree class A units it previously owned, and therefore is not a signatory to this Amendment No. 3. Prior to the effective time of the mergers, Brookfield Residential Properties Inc. acquired a minority interest in the capital stock of Brookfield US Inc. pursuant to an unrelated internal restructuring, and therefore is a signatory to this Amendment No. 3.

This Amendment No. 3 to this Transaction Statement is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement

On March 13, 2019, Oaktree entered into an Agreement and Plan of Merger (the “merger agreement”) with Brookfield, Berlin Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”), Oslo Holdings LLC, a Delaware limited liability company (“SellerCo”) and Oslo Holdings Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Oaktree (“Seller MergerCo”), pursuant to which, among other things, Brookfield agreed to acquire all of the issued and outstanding Oaktree class A units.

In accordance with the terms and subject to the conditions set forth in the merger agreement, effective as of September 30, 2019, (1) Merger Sub merged with and into Oaktree, with Oaktree continuing as the surviving entity (the “initial merger”) and each Oaktree class A unit outstanding immediately prior to such initial merger (other than Oaktree restricted units and Oaktree class A units owned directly or indirectly by Oaktree or by Merger Sub) converted into the right to receive, without interest and subject to any applicable withholding taxes, at the election of the unitholder (subject to the pro-ration described below), (A) $49.00 in cash (the “cash consideration”), or (B) 1.0770 fully paid and nonassessable Class A Limited Voting Shares of Brookfield (the “share consideration”, together with the cash consideration, the “merger consideration”), and (2) SellerCo merged with and into Seller MergerCo, with Seller MergerCo continuing as the surviving entity (the “subsequent merger”), and each unit of equity interest in SellerCo (a “SellerCo unit”), at the election of the holder, converted into the right to receive either cash consideration or share consideration (subject to the pro-ration described in the following sentence). All elections with respect to Oaktree class A units and SellerCo units were prorated to ensure that no more than fifty (50%) of the aggregate merger consideration is paid in the form of cash consideration or share consideration. The initial merger and the subsequent merger are collectively referred to as the “mergers.” No fractional shares were issued in the mergers and Oaktree unitholders and SellerCo unitholders will receive cash in lieu of any fractional shares. As a result of the mergers, each of Merger Sub and SellerCo ceased to exist as a limited liability company, and therefore is not a signatory to this Amendment No. 3.

Immediately prior to the effective time of the initial merger, each restricted Oaktree class A unit that was outstanding and unvested at such time (an “Oaktree restricted unit”), including those held by Oaktree’s directors and executive officers, was automatically converted into a common unit of OCGH having the same terms and conditions (including vesting) that applied to the applicable Oaktree restricted unit from which such common unit was converted, except as otherwise modified by the organizational documents of OCGH.

Brookfield has filed with the SEC a registration statement on Form F-4 (Registration No. 333-231335) as amended by Amendment No. 1 to the registration statement on Form F-4 and the final prospectus on Form 424(b)(3) (the “Form F-4”), which included a consent solicitation statement/prospectus (the “consent solicitation statement/prospectus”) to request that Oaktree unitholders consider and consent to the proposal to adopt the merger agreement and approve the transactions contemplated thereby (the “merger proposal”) and the proposal to approve, on a non-binding, advisory basis, certain merger-related executive officer compensation payments that will or may be made to Oaktree’s named executive officers in connection with the mergers (the

“compensation proposal”) . The Form F-4 became effective under the Securities Act on June 20, 2019. Oaktree has filed with the SEC the definitive consent solicitation statement/ prospectus, which was mailed to Oaktree unitholders on June 24, 2019. A copy of the consent solicitation statement/prospectus is incorporated by reference herein as Exhibit (a)(2)(i) and a copy of the merger agreement is attached as Annex A to the consent solicitation statement/prospectus.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the consent solicitation statement/prospectus of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the consent solicitation statement/prospectus, including all annexes and exhibits thereto, is incorporated by reference herein in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the consent solicitation statement/prospectus and the annexes and exhibits thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the consent solicitation statement/prospectus.

Under the SEC rules governing “going private” transactions, each of the Filing Parties may be deemed to be an affiliate of Oaktree and engaged in a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act. This filing is being made only in response to the SEC’s suggestion that certain of the Filing Parties may be “affiliates” within the meaning of Rule 13e-3. The filing of this Transaction Statement is not intended to and does not express the view of any Filing Parties as to its legal relationships or its engagement in the mergers.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Party has been supplied by such Filing Party and no Filing Party has produced any disclosure with respect to any other Filing Party.

Each of Perella Weinberg Partners LP and Sandler O’Neill & Partners, L.P. has consented to the inclusion of its respective materials filed as Exhibits under Item 16 of this Transaction Statement.

Item 15. Additional Information

On June 25, 2019, Oaktree received the written consent of OCGH, with respect to 13,000 Oaktree class A units and 84,001,461 class B units of Oaktree in favor of the merger proposal and the compensation proposal. The approval of the merger proposal and the compensation proposal by 13,000 Oaktree class A units and 84,001,461 class B units of Oaktree pursuant to the written consent of OCGH constitutes approval by a majority (approximately 91.7397%) of the total aggregate voting power of the Oaktree class A units and Oaktree class B units, voting together as a single class, issued and outstanding and entitled to submit written consents as of June 17, 2019, the record date for the determination of the unitholders entitled to consent in connection with the consent solicitation.

On September 30, 2019, each of Oaktree and Seller MergerCo filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which (1) Merger Sub was merged with and into Oaktree, with Oaktree continuing as the surviving entity and (2) SellerCo was merged with and into Seller MergerCo, with Seller MergerCo as the surviving entity. As a result of the mergers, Oaktree’s class A units ceased to trade on the New York Stock Exchange (the “NYSE”) prior to the open of trading on September 30, 2019. Accordingly, on September 30, 2019, the NYSE filed a Form 25 with the SEC to delist and deregister the Oaktree class A units under Section 12(b) of the Exchange Act. In addition, Oaktree intends to file with the SEC a certification and notice of termination on Form 15 with respect to the Oaktree class A units, to deregister the Oaktree class A units under the Exchange Act and suspend its reporting obligations with respect to its class A units under Sections 13(a) and 15(d) of the Exchange Act.

Item 16. Exhibits

(a)(2)(i)	Registration Statement on Form F-4 of Brookfield Asset Management Inc., including a consent solicitation statement/prospectus of Oaktree (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-4 filed by Brookfield with the SEC on June 6, 2019 and the final prospectus on Form 424(b)(3) filed by Brookfield with the SEC on June 20, 2019).

(a)(2)(ii)	Form of Written Consent (incorporated herein by reference to the final prospectus on Form 424(b)(3) filed by Brookfield with the SEC on June 20, 2019).

(a)(2)(iii)	Letter to Oaktree Unitholders (incorporated herein by reference to the final prospectus on Form 424(b)(3) filed by Brookfield with the SEC on June 20, 2019).

(a)(2)(iv)	Notice of Solicitation of Written Consent of Oaktree (incorporated herein by reference to the final prospectus on Form 424(b)(3) filed by Brookfield with the SEC on June 20, 2019).

(a)(2)(v)	Annual Report on Form 10-K for the year ended December 31, 2019 (incorporated herein by reference to the Annual Report on Form 10-K, filed by Oaktree with the SEC on February 22, 2019).

(a)(2)(vi)	Quarterly Report on Form 10-Q for the three months ended March 31, 2019 (incorporated herein by reference to the Quarterly Report on Form 10-Q, filed by Oaktree with the SEC on May 10, 2019).

(a)(5)(i)	Joint Press Release, dated March 13, 2019 (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on March 13, 2019).

(a)(5)(ii)	Employee Memo, issued March 13, 2019 (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on March 13, 2019).

(a)(5)(iii)	Client Memo, dated March 13, 2019 (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on March 13, 2019).

(a)(5)(iv)	Employee Video Transcript, issued March 13, 2019 (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on March 13, 2019).

(a)(5)(v)	All Employee FAQ, issued March 13, 2019 (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on March 13, 2019).

(a)(5)(vi)	Employee Unitholders FAQ, dated March 2019 (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on March 14, 2019).

(a)(5)(vii)	Current Report on Form 8-K, dated March 19, 2019, together with all exhibits thereto (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on March 19, 2019).

(a)(5)(viii)	Current Report on Form 8-K, dated April 25, 2019, together with all exhibits thereto (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on April 25, 2019).

(a)(5)(ix)	Presentation Regarding First Quarter 2019 Financial Results (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on April 30, 2019).

(a)(5)(x)	Oaktree Capital Group Holdings, L.P. Unitholders FAQ, issued May 30, 2019 (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on May 30, 2019).

(a)(5)(xi)	Current Report on Form 8-K, dated June 25, 2019 (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on June 25, 2019)

(a)(5)(xii)	Notice of Action by Written Consent of Unitholder (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on July 10, 2019)

(a)(5)(xiii)	Current Report on Form 8-K, dated July 25, 2019, together with all exhibits thereto (incorporated herein by reference to the Current Report on Form 8-K filed by Oaktree with the SEC on July 25, 2019)

(a)(5)(xiv)	Quarterly Report on Form 10-Q for the three months ended June 30, 2019 (incorporated herein by reference to the Quarterly Report on Form 10-Q, filed by Oaktree with the SEC on August 9, 2019).

(a)(5)(xv)	Joint Press Release with Brookfield Asset Management Inc. (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on August 29, 2019)

(a)(5)(xvi)	Joint Press Release with Brookfield Asset Management Inc. (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on September 18, 2019)

(a)(5)(xvii)	Joint Press Release with Brookfield Asset Management Inc. (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on September 30, 2019)

(b)	None.

(c)(1)	Opinion of Perella Weinberg Partners LP, dated March 13, 2019 (incorporated herein by reference to Annex D of Amendment No. 1 to the Registration Statement on Form F-4 filed by Brookfield with the SEC on June 6, 2019 and the final prospectus on Form 424(b)(3) filed by Brookfield with the SEC on June 20, 2019)

(c)(2)	Opinion of Sandler O’Neill & Partners, L.P., dated March 13, 2019 (incorporated herein by reference to Annex E of Amendment No. 1 to the Registration Statement on Form F-4 filed by Brookfield with the SEC on June 6, 2019 and the final prospectus on Form 424(b)(3) filed by Brookfield with the SEC on June 20, 2019)

(c)(3)	Presentation materials of Perella Weinberg Partners LP reviewed by the management and certain directors of Oaktree Capital Group, LLC, dated November 6, 2018 (incorporated herein by reference to the Schedule 13E-3 filed by Oaktree with the SEC on May 9, 2019).

(c)(4)	Presentation materials of Perella Weinberg Partners LP reviewed by the management and certain directors of Oaktree Capital Group, LLC, dated November 18, 2018 (incorporated herein by reference to the Schedule 13E-3 filed by Oaktree with the SEC on May 9, 2019).

(c)(5)	Presentation materials of Perella Weinberg Partners LP reviewed by the management and certain directors of Oaktree Capital Group, LLC, dated November 18, 2018 (incorporated herein by reference to the Schedule 13E-3 filed by Oaktree with the SEC on May 9, 2019).

(c)(6)	Presentation materials of Perella Weinberg Partners LP provided to Brookfield Asset Management Inc. at the direction of Oaktree Capital Group, LLC, dated November 21, 2018 (incorporated herein by reference to the Schedule 13E-3 filed by Oaktree with the SEC on May 9, 2019).

(c)(7)	Presentation materials of Perella Weinberg Partners LP reviewed by the management and certain directors of Oaktree Capital Group, LLC, dated November 24, 2018 (incorporated herein by reference to the Schedule 13E-3 filed by Oaktree with the SEC on May 9, 2019).

(c)(8)	Presentation materials of Perella Weinberg Partners LP reviewed by the management and certain directors of Oaktree Capital Group, LLC, dated November 27, 2018 (incorporated herein by reference to the Schedule 13E-3 filed by Oaktree with the SEC on May 9, 2019).

(c)(9)	Presentation materials of Perella Weinberg Partners LP reviewed by the management and certain directors of Oaktree Capital Group, LLC, dated December 15, 2018 (incorporated herein by reference to the Schedule 13E-3 filed by Oaktree with the SEC on May 9, 2019).

(c)(10)	Presentation materials of Perella Weinberg Partners LP reviewed by the management and certain directors of Oaktree Capital Group, LLC, dated December 23, 2018 (incorporated herein by reference to the Schedule 13E-3 filed by Oaktree with the SEC on May 9, 2019).

(c)(11)	Presentation materials of Perella Weinberg Partners LP reviewed by the management and certain directors of Oaktree Capital Group, LLC, dated January 4, 2019 (incorporated herein by reference to the Schedule 13E-3 filed by Oaktree with the SEC on May 9, 2019).

(c)(12)	Presentation materials of Perella Weinberg Partners LP reviewed by the management and certain directors of Oaktree Capital Group, LLC, dated January 14, 2019 (incorporated herein by reference to the Schedule 13E-3 filed by Oaktree with the SEC on May 9, 2019).

(c)(13)	Presentation materials of Perella Weinberg Partners LP provided to Brookfield Asset Management Inc. at the direction of Oaktree Capital Group, LLC, dated January 17, 2019 (incorporated herein by reference to the Schedule 13E-3 filed by Oaktree with the SEC on May 9, 2019).

(c)(14)	Presentation materials of Perella Weinberg Partners LP for the board of directors of Oaktree Capital Group, LLC, dated March 7, 2019 (incorporated herein by reference to the Schedule 13E-3 filed by Oaktree with the SEC on May 9, 2019).

(c)(15)	Presentation materials of Perella Weinberg Partners LP for the board of directors of Oaktree Capital Group, LLC, dated March 13, 2019 (incorporated herein by reference to the Schedule 13E-3 filed by Oaktree with the SEC on May 9, 2019).

(c)(16)	Presentation materials of Sandler O’Neill & Partners, L.P. for the special committee of the board of directors of Oaktree Capital Group, LLC, dated January 17, 2019 (incorporated herein by reference to the Schedule 13E-3 filed by Oaktree with the SEC on May 9, 2019).

(c)(17)	Presentation materials of Sandler O’Neill & Partners, L.P. for the special committee of the board of directors of Oaktree Capital Group, LLC, dated February 7, 2019 (incorporated herein by reference to the Schedule 13E-3 filed by Oaktree with the SEC on May 9, 2019).

(c)(18)	Presentation materials of Sandler O’Neill & Partners, L.P. for the special committee of the board of directors of Oaktree Capital Group, LLC, dated February 19, 2019 (incorporated herein by reference to the Schedule 13E-3 filed by Oaktree with the SEC on May 9, 2019).

(c)(19)	Presentation materials of Sandler O’Neill & Partners, L.P. for the special committee of the board of directors of Oaktree Capital Group, LLC, dated March 4, 2019 (incorporated herein by reference to the Schedule 13E-3 filed by Oaktree with the SEC on May 9, 2019).

(c)(20)	Presentation materials of Sandler O’Neill & Partners, L.P. for the special committee of the board of directors of Oaktree Capital Group, LLC, provided on March 11, 2019 (incorporated herein by reference to the Schedule 13E-3 filed by Oaktree with the SEC on May 9, 2019).

(c)(21)	Presentation materials of Sandler O’Neill & Partners, L.P. for the special committee of the board of directors of Oaktree Capital Group, LLC, dated March 13, 2019 (incorporated herein by reference to the Schedule 13E-3 filed by Oaktree with the SEC on May 9, 2019).

(d)(1)	Agreement and Plan of Merger, dated as of March 13, 2019, by and among Oaktree Capital Group, LLC, Oslo Holdings LLC, Oslo Holdings Merger Sub LLC, Brookfield Asset Management Inc., and Berlin Merger Sub, LLC (incorporated herein by reference to Annex A of Amendment No. 1 to the Registration Statement on Form F-4 filed by Brookfield with the SEC on June 6, 2019 and the final prospectus on Form 424(b)(3) filed by Brookfield with the SEC on June 20, 2019).

(d)(2)	Unitholder Support Agreement, dated as of June 30, 2016, by and among Brookfield Asset Management Inc., Berlin Merger Sub, LLC, Oaktree Capital Group, LLC, Oaktree Capital Group Holdings, L.P. and Oaktree Capital Group Holdings GP (incorporated herein by reference to Annex B of Amendment No. 1 to the Registration Statement on Form F-4 filed by Brookfield with the SEC on June 6, 2019 and the final prospectus on Form 424(b)(3) filed by Brookfield with the SEC on June 20, 2019).

(d)(3)	Reimbursement Agreement (incorporated herein by reference to Annex C of Amendment No. 1 to the Registration Statement on Form F-4 filed by Brookfield with the SEC on June 6, 2019 and the final prospectus on Form 424(b)(3) filed by Brookfield with the SEC on June 20, 2019).

(f)	None.

(g)	None.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 30, 2019

OAKTREE CAPITAL GROUP LLC

By:	/s/ Todd Molz
Name: Todd Molz
Title: General Counsel, Chief Administrative Officer and Secretary

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC, its general partner

By:	/s/ Todd Molz
Name: Todd Molz
Title: General Counsel, Chief Administrative Officer and Secretary

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Todd Molz
Name: Todd Molz
Title: General Counsel, Chief Administrative Officer and Secretary

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel and Assistant Secretary

HOWARD S. MARKS

By:	/s/ Howard S. Marks
Name: Howard S. Marks

BRUCE A. KARSH

By:	/s/ Bruce A. Karsh
Name: Bruce A. Karsh

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Brian Lawson
Name: Brian Lawson
Title: Senior Managing Partner and Chief Financial Officer

ATLAS HOLDINGS, LLC

By:	/s/ Joshua Zinn
Name: Joshua Zinn
Title: Vice President

ATLAS OCM HOLDINGS, LLC

By:	/s/ Joshua Zinn
Name: Joshua Zinn
Title: Vice President

BROOKFIELD HOLDINGS CANADA INC.

By:	/s/ Aleksandar Novakovic
Name: Aleksandar Novakovic
Title: Vice President

BROOKFIELD US HOLDINGS, INC.

By:	/s/ Karly Dyck
Name: Karly Dyck
Title: Vice President

BROOKFIELD US INC.

By:	/s/ Jordan Kolar
Name: Jordan Kolar
Title: Vice President

BROOKFIELD RESIDENTIAL PROPERTIES INC.

By:	/s/ Craig J. Laurie
Name: Craig J. Laurie
Title: Executive Vice President and Chief Financial Officer